MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

November 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust XII

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-42105; 811-08547

Ladies and Gentlemen:

This letter is to respond to a comment we received from Mr. Chris Bellacicco of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on November 23, 2020 regarding Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Pioneer Series Trust XII (the “Registrant”), with respect to its series Pioneer MAP – High Income Municipal Fund (the “Fund”). Following is the Staff’s comment and the Registrant’s response thereto:

1. Comment:

The Staff requested that the Registrant confirm that, to the extent the Fund invests in private activity bonds, the Fund will look through a private activity bond whose principal and interest payments are derived principally from the assets and/or revenues of a non-governmental entity for purposes of determining compliance with the Fund’s concentration policy.

Response:

The Registrant confirms that, to the extent the Fund invests in private activity bonds, the Fund will look through a private activity bond whose principal and interest payments are derived principally from the assets and/or revenues of a non-governmental entity for purposes of determining compliance with the Fund’s concentration policy.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz